

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. Frank Ventura
Chief Financial Officer
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, Colorado 80203

> **Re: China Wi-Max Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
>
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2010**
> **and June 30, 2010**
> **File No. 000-53268**

Dear Mr. Ventura:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 10-Q for the Quarterly Periods Ended March 31, 2010 and June 30, 2010

Note 1. Organization and basis of presentation, pages F-5 and F-6
Note 2. Consolidation of variable interest entities, pages F-7 and F-8

1. Please revise to state that the interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading. Refer to Rule 8-03 of Regulation S-X.
2. Please revise to provide the required disclosures under ASC 810-10-50 including paragraphs 2AA, 5A and 14.

Mr. Frank Ventura
China Wi-Max Communications, Inc.
November 9, 2010
Page 2

<u>Exhibits 31.1 and 31.2</u>

3. Please revise the certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding these comments. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director